FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

IMPORTANT ANNOUNCEMENT

Promotora de Informaciones, S.A. (PRISA) makes the following important announcement, in accordance with article 82 of the Spanish Securities Act (Ley del Mercado de Valores).

Today the CNMV published a regulatory notice (Hecho Relevante), reference number 194969, in which PRISA announced that it has called an extraordinary general meeting of shareholders. The meeting will be held in Madrid, foreseeably at second call, at 10am on 10 December 2013. The first item of business on the agenda is the approval of an issue of warrants by the Company. Further to that notice, PRISA announces that this issue of warrants is one of the obligations arising from the process of refinancing the group’s debt currently going on (see the regulatory announcements of 14 June 2013, reference number 189134, and 10 October 2013, reference number 193737).

Details of the issue can be found in the relevant report from the directors and in the rest of the documents and information available to shareholders on the Company’s website and in the CNMV’s official records.

Shareholders will be informed of the material terms of the refinancing at the general meeting, which main details are as follows:

- Greater financial flexibility, essentially provided by:

o	Increase of financial debt maturity ranging between 5 to 6 years.
o	An additional line of credit of approximately €350 million to cover the Company’s medium-term requirements.
o	Average total cost estimated for the debt (average across all tranches) amounting to Euribor + 342 bps, partly to be paid in cash and partly PIK.
o	Existence of an Structuring and Underwriting fee described in the report issued by the directors of the Company, as described in the regulatory notice (Hecho Relevante) published earlier today, reference number 194969.
o	Time to make inroads into the Company’s debt by selling off non-strategic assets, leveraging other assets and several other corporate actions, during a period of 3 years. Right to use part of the proceeds deriving from these transactions to reduce debt through repurchase of debt at discount.
o	Flexibility of the new contractual agreements allowing, among other improvements, use of the legal mechanisms for adopting decisions and contractual modifications by majorities, thereby eliminating the risk of negotiation processes requiring unanimous consent.

- Setting of a sustainable level of debt for strategic assets.

On 4 November 2013 all PRISA’s financial creditors received draft copies of the basic contractual documents agreed between PRISA and the majority of its creditors. That majority represents approximately 84% of the Group’s total financial debt.

According to the planned schedule and in view of the fact that the Company is seeking approval for the refinancing from all the Group’s financial creditors, the goal is for the refinancing to be approved before the general meeting. These would therefore be formally arranged and executed immediately after the meeting.

Risks remain because of the complexity of the process and a few weeks will be required for the relevant agreements and documents to be finalised and signed and for these to take effect.

When the final agreement is completed and comes into force, the markets will be notified as appropriate.

8 November 2013

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors

November 8, 2013